SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 3, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of the two Media Releases that appear immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00

www.ubs.com

3 March 2008
Media release
Disclosure of shareholdings
Zurich/Basel, 3 March 2008 – Based on article 20 of the Federal Act on Stock Exchanges and Securities Trading (SESTA) UBS AG, Bahnhofstrasse 45, 8098 Zurich, received the following information from the Government of Singapore Investment Corporation Pte. Ltd. (“GIC”), 168 Robinson Road, #37-01, Capital Tower, Singapore 068912, for publication:
As of 27 February 2008 the Government of Singapore, 100 High Street, #10-01, The Treasury, Singapore 179434, indirectly through its subsidiary GIC, held a stake of 9.544% of acquisition positions (proportion of voting rights) relating to registered shares of UBS AG. These positions comprise 8,316,717 (0.358%) registered shares of UBS AG, with voting rights, and the right to acquire conversion rights on 213,675,213 (9.186%, both figures excluding dilution from the stock dividend) registered shares of UBS AG in the form of mandatory convertible notes (“Mandatory Convertible Notes”) on 5 March 2008.
By recommendation of the Disclosure Office of the SWX Swiss Exchange dated 30 January 2008, the Government of Singapore was granted an exemption to the effect that the basis of the present calculation of the proportion of voting rights may be the share capital currently recorded in the Commercial Register plus the maximal number of registered shares of UBS AG to be issued upon the future conversion of the Mandatory Convertible Notes in the aggregate amount of CHF 13 billion, being a total number of 2,326,072,597 registered shares (figure excluding dilution from stock dividend).
Based on the maximum number of shares to be issued under the Mandatory Convertible Notes and taking into account the shares to be issued in connection with the stock dividend, GIC, as a result of the conversion, would hold approximately 8.8% of UBS’s shares.
GIC is wholly owned by the Government of Singapore and manages the reserves of Singapore. It acts as fund manager of the Government of Singapore, the Monetary Authority of Singapore and MND Holdings (Private) Limited. The shares already held for the latter legal entities are included in the reported positions.
The notification obligation was triggered by a Letter Agreement dated 9 December 2007 between GIC and UBS AG and regarding the purchase by GIC of

Media Relations 3 March 2008 Page 2 of 3
the Mandatory Convertible Notes in the amount of CHF 11 billion. In its recommendation dated 30 January 2008 the Disclosure Office of the SWX Swiss Exchange granted an adjournment of the notification.
The Mandatory Convertible Notes have the following terms:

Issuer:	UBS Convertible Securities (Jersey) Ltd.

Underlying:	Conditional capital created at the extraordinary general meeting of UBS AG of 27 February 2008

Reference Price:	CHF 51.48

Minimum Conversion Price:	100% of the Reference Price

Maximum Conversion Price:	117% of the Reference Price

Mandatory Conversion at Maturity:	Notes redeemed through conversion into shares. Conversion ratio applicable at maturity will be:

- if the share price is at or below the Minimum Conversion Price, the par value divided by the Minimum Conversion Price;

- if the share price is at or above the Maximum Conversion Price, the par value divided by the Maximum Conversion Price;

- if the share price is between the Minimum and Maximum Conversion Price, the par value divided by the share price.

Maturity:	2 years (early conversion possible under certain circumstances)

Coupon:	9% p.a. (payable annually)
Responsible contact persons:
Celina Chua, Seah Wan Hoon, GIC,
Telephones: 6889 8503 / 6889 8661; fax: 6889 8756 / 6889 8873
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

Media Relations 3 March 2008 Page 3 of 3
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 17% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

3 March 2008
Media release
Disclosure of shareholdings
Zurich/Basel, 3 March 2008 – Based on article 20 of the Federal Act on Stock Exchanges and Securities Trading (SESTA) UBS AG, Bahnhofstrasse 45, 8098 Zurich, makes the following announcement.
As of 27 February 2008 UBS AG held a stake of 8.22% of acquisition positions (proportion of voting rights) of registered shares of UBS AG. These comprised 160,035,778 (7.72%) registered shares of UBS AG with voting rights and 4,391,161 acquisition rights with 4,156,422 (0.20%) voting rights and 95,000 disposal rights with 6,237,691 (0.30%) voting rights.
At the same time UBS AG held 475,926,202 (22.95%) disposal positions (proportion of voting rights) of registered shares of UBS AG. These comprised conversion rights on 252,525,253 (12.18%1) registered shares of UBS in the form of mandatory convertible notes (“Mandatory Convertible Notes”) to be issued to the Government of Singapore Investment Corporation Pte. Ltd. (GIC) and another investor on March 5, 2008, 5,833,142 disposal rights with 9,692,357 (0.47%) voting rights, 126,970 written acquisition rights for registered shares of UBS AG with 23,863,611 (1.15%) voting rights and 189,844,981 employee options with 189,844,981 (9.15%) voting rights. 150,121,702 (7.24%) shares to be issued based on conditional capital are available to service the employee options.
Based on the maximum number of shares to be issued under the Mandatory Convertible Notes, GIC and the other investor, as a result of the conversion, would hold approximately 10.4% of UBS’s shares (after distribution of the stock dividend and in the absence of any dilutive events).
UBS directly and indirectly holds the acquisition and disposal positions through the following companies:
UBS Convertible Securities (Jersey) Limited, 24 Union Street, St. Helier JE2 3RF, Jersey.
UBS Global Asset Management Holding (No. 2) Ltd, 21 Lombard Street, London EC3V 9AH, United Kingdom (indirectly through UBS Global Asset Management Holding Ltd, 21 Lombard Street, London EC3V 9AH, United Kingdom, indirectly

[1]	Excluding dilution from the stock dividend and MCN.

Media Relations 3 March 2008 Page 2 of 4
through UBS Global Asset Management (UK) Ltd, 21 Lombard Street, London EC3V 9AH, United Kingdom) and (indirectly through UBS Global Asset Management Holding Ltd, 21 Lombard Street, London EC3V 9AH, United Kingdom, indirectly through UBS Global Asset Management Life Ltd, 21 Lombard Street, London EC3V 9AH, United Kingdom) and
UBS Wealth Management (UK) Ltd, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom and
UBS O’Connor LLC, c/o National Corporate Research Ltd, 9 East Loockerman St, Dover DE 19901, USA and
UBS Americas Inc., 2711 Centerville Road Suite 400, Wilmington 19808, Delaware, USA (indirectly through UBS Global Asset Management (Americas) Inc., The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, Delaware, USA) and (indirectly through UBS Securities LLC, 2711 Centerville Road, Wilmington DE 19808, Delaware, USA) and (indirectly through UBS AM Holdings (USA) Inc., c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, Delaware, USA, indirect through UBS Global Asset Management (Canada) Co., 600 de Maisonneuve Boulevard West, Suite 2710, Montreal H3A 3J2, Quebec, Canada) and (indirectly through DSI International Management Inc., Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington 19808, New Castle / DE, USA) and (indirectly through UBS Financial Services Inc., Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington 19808, Delaware, USA) and
UBS Beteiligungs-GmbH & Co KG, Stephanstrasse 14 — 16, 60313 Frankfurt am Main, Germany (indirectly through UBS Global Asset Management (Deutschland) GmbH, Stephanstrasse 14 — 16, 60313 Frankfurt am Main, Germany) and
UBS International Holdings BV, Herengracht 600, 1017 CJ Amsterdam, Netherlands (indirectly through UBS Holding (France) SA, 65 Rue de Courcelles, 75008 Paris, France, indirectly through UBS Global Asset Management (France) SA, 69 Boulevard Haussmann, 75008 Paris, France) and (indirectly through UBS Holding (France) SA, 65 Rue de Courcelles, 75008 Paris, France, indirectly through Caisse Centrale de Réescompte, 44 Rue Washington, 75008 Paris, France) and
UBS (Luxembourg) S.A., 33a Avenue J.F. Kennedy, 1855 Luxembourg, Luxembourg (directly and indirectly through UBS Belgium SA/NV, Avenue de Tervueren 300, Woluwe-Saint-Pierre, 1150 Bruxelles, Belgium) and
UBS (Bahamas) Ltd., UBS House, East Bay Street, Nassau, Bahamas and
UBS Global Asset Management (Hong Kong) Ltd, 46-52 Floors Two International Finance Centre, 8 Finance Street, Central, Hong Kong and
UBS Global Asset Management (Australia) Ltd, Leven 7, Chifley Tower, 2 Chifley Square, Sydney NSW 2000, Australia.

Media Relations 3 March 2008 Page 3 of 4
The notification obligation was triggered by Letter Agreements dated 9 December 2007, concluded between UBS AG on the one hand and GIC and another investor on the other hand regarding the purchase by GIC and the other investor of Mandatory Convertible Notes in the amount of CHF 13 billion. In its recommendation dated 30 January 2008 the Disclosure Office of the SWX Swiss Exchange granted an adjournment of the notification.
The Mandatory Convertible Notes have the following terms:

Issuer:	UBS Convertible Securities (Jersey) Ltd.

Underlying:	Conditional capital created at the extraordinary general meeting of UBS AG of 27 February 2008

Reference Price:	CHF 51.48

Minimum Conversion Price:	100% of the Reference Price

Maximum Conversion Price:	117% of the Reference Price

Mandatory Conversion at Maturity:	Notes redeemed through conversion into shares. Conversion ratio applicable at maturity will be:

	-	if the share price is at or below the Minimum Conversion Price, the par value divided by the Minimum Conversion Price;

	-	if the share price is at or above the Maximum Conversion Price, the par value divided by the Maximum Conversion Price;

	-	if the share price is between the Minimum and Maximum Conversion Price, the par value divided by the share price.

Maturity:	2 years (early conversion possible under certain circumstances)

Coupon:	9% p.a. (payable annually)
This disclosure is being made pursuant to the simplification of the reporting requirements through the Disclosure Office of the SWX Swiss Exchange. Details about the required disclosure of the acquisitions and the disposal positions will be provided on demand and free of charge (contact: UBS Investor Relations, +41-44-234 41 00) via e-mail, fax or mail.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

Media Relations 3 March 2008 Page 4 of 4
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 17% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: March 3, 2008